

SI 20010249

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.H. LeBLANG, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 S. 900 E., Suite 200
(No. and Street)

Midvale	UT	84047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
FEB 25 2020
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Roy Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H. LeBLANG, INC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CASSANDRA JOHNSON
Notary Public - State of Utah
Comm. No. 707032
My Commission Expires on
Jul 2, 2023

Notary Public

Signature

CEO/CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of M.H. LeBlang, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.H. LeBlang, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 21, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

M.H. LeBlang, Inc.
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	148,193
Accounts receivable		54,695
Prepaid expenses and other assets		17,610
Related party receivable		2,578
Total assets	$	223,076
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	51,795
Income taxes payable		33,542
Note payable		1,320
Total liabilities		86,657
Stockholders' Equity:		
Capital stock, no par value, authorized - 200 shares, issued and outstanding - 200 shares		5,000
Additional paid-in capital		52,500
Retained earnings (Accumulated deficits)		78,919
Total stockholders' equity		136,419
Total liabilities and stockholders' equity	$	223,076

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc.

Statement of Income

For the Year Ended December 31, 2019

Revenue		
Variable annuities	$	206,410
Private placements		503,454
Non-securities insurance		89,538
Mutual funds		66,859
Other income		5
Total income		866,266
Expenses		
Compensation and benefits		619,642
Professional fees		43,512
Occupancy		16,313
Communications and technology		20,534
Regulatory		18,227
Other		20,695
Total expenses		738,923
Net income before provision for income taxes	$	127,343
Provision for income taxes		33,542
Net Income	$	93,801

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2018	$ 5,000	$ 52,500	$ (14,882)	$ 42,618
Net income (loss)	-	-	93,801	93,801
Balances at December 31, 2019	$ 5,000	$ 52,500	$ 78,919	$ 136,419

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	93,801
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
(Increase) decrease in:		
Accounts receivable		(28,085)
Related Party Receivable		(43,993)
Prepaid expenses		(8,068)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		50,587
Income taxes payable		33,542
Net cash provided by (used in) operating activities		97,784
Cash flows provided from investing activities:		
Note Payable		1,320
Net cash provided by (used in) investing activities		1,320
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		99,104
Cash at December 31, 2018		49,089
Cash at December 31, 2019	$	148,193
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc.
Notes to Financial Statements
December 31, 2019

I. OPERATIONS AND ORGANIZATION

M. H. LeBlang, Inc. (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from SEC rule 15c3-3.

The Company operates as a retailer of Variable annuities, Private placements, Insurance products and Mutual funds shares. The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are reported at net realizable value. At December 31, 2019, no allowance for doubtful accounts was deemed necessary.

Revenue Recognition

The Company recognizes commission revenue from the sale of Variable annuities and Insurance products on the sale date, and from the sale of Mutual funds shares on the trade date. At these points, the revenue amount is fixed or determinable; collection is relatively assured; and the Company has completed its performance obligations.

The Company recognizes commission revenue from Private placements of real estate and other limited partnership interests as of the underlying transaction date; when a written agreement has been accepted by both parties, payment in full has been received; and the Company has completed its performance obligations.

The Company also earns minor annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed.

Income Taxes

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements at December 31, 2019. The Federal and state income tax returns of the Company for 2018, 2017 and 2016 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed.

The Company shares its office space with its affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Recent Accounting Pronouncements

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by Lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with an affiliate under the terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

3. SUBSEQUENT EVENTS

The Company evaluated events and transactions after the date of the Statement of Financial Condition through the date that the financial statements were available to be issued. No matters were identified which require recognition or disclosure in the financial statements.

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate under which expenses are allocated and charged on a monthly basis. The agreement includes, but is not limited to, rent, telephone and office expenses. For the year ended December 31, 2019, the Company had allocated expenses totaling $21,522.

5. INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$26,742	$6,800	$33,542
Deferred	-	-	-
Total	$26,742	$6,800	$33,542

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2019.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $107,448 which was $101,671 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.81 to 1, which was less than the 15 to 1 maximum allowed.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

8. COMMITMENTS AND CONTINGENCIES

The Company has evaluated its position and found no commitments, contingencies or guarantees which may result in a loss or future obligation at December 31, 2019.

M.H. LeBlang, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	136,419
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		8,783
Prepaid expenses		17,610
Related party receivables		2,578
Total non-allowable assets		28,971
Net Capital	$	107,448
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Ratio of aggregate indebtedness to net capital		0.81 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital (6.67% of $86,657)	$	5,777
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above)	$	5,777
Excess Net Capital	$	101,671

There was a difference of $33,542 between the net capital computation shown here and the net capital computation reported on the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2019. See Schedule II

M.H. LeBlang, Inc.
Reconciliation of Net Capital Per FOCUS Report
to Audited Financial Statements
December 31, 2019 **Schedule II**

NET CAPITAL, as reported in Company's Part IIA FOCUS (Unaudited)		$	140,990
Decreases:			
Increase in expenses			
Income tax payable	33,542		
Total Decreases			33,542
NET CAPITAL per audit		$	107,448

See Report of Registered Independent Public Accounting Firm

M.H. LeBlang, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3 **Schedule III**

The Company is exempt from Rule 15c3-3 in accordance with the exemption provisions of paragraph (k)(2)(i).

See Report of Registered Independent Public Accounting Firm


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of M.H. LeBlang, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) M.H. LeBlang, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M.H. LeBlang, Inc.: claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) M.H. LeBlang, Inc. stated that M.H. LeBlang, Inc.: met the identified exemption provisions throughout the year ended December 31, 2019 without exception. M.H. LeBlang, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.H. LeBlang, Inc.:'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
Febrauary 21, 2020

M. H. LeBlang, Inc.
Established 1953

9125 Monroe Street, Suite A
Sandy, UT 84070
(801) 545-8706
hello@everspire.com

Assertions Regarding Exemption Provisions

We, as members of management of M. H. LeBlang, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2019.

M. H. LeBlang, Inc.

By: ______________________
Roy Jones, CEO